EXHIBIT 3.1

CERTIFICATE OF DESIGNATION

OF THE RIGHTS, PREFERENCES,

 PRIVILEGES AND RESTRICTIONS OF

SERIES D CONVERTIBLE PREFERRED STOCK

OF

BLUE EARTH, INC.

(Pursuant to NRS 78.1955)

Blue Earth, Inc. (the “Corporation”), a corporation organized and existing under the Nevada Revised Statutes (the “NRS”), by the undersigned Johnny R. Thomas, Chief Executive Officer and John C. Francis, Secretary, respectively, do hereby certify that the following resolutions were adopted by the Board of Directors of the Corporation (the “Board of Directors”) on February 14, 2015, pursuant to authority of the Board of Directors as required by Section 78.1955 of the NRS:

WHEREAS, the Corporation and TCA Global Credit Master Fund, LP (“TCA”) have entered into a Credit Agreement dated as of January 31, 2013, but made effective as of February 22, 2013, as amended by that certain First Amendment to Credit Agreement dated as of September 11, 2013, as further amended by Second Amendment to Credit Agreement dated as of February 24, 2015 (collectively, as further amended, supplemented, renewed or modified from time to time, the “Credit Agreement”); and

WHEREAS, the Corporation’s “Obligations” (as defined in the Credit Agreement) are secured by, among other things, the Series D Preferred Stock (as defined below); and

WHEREAS, the designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of the Series D Preferred Stock were provided for in a resolution adopted by the Board of Directors of the Corporation on February 14, 2015, pursuant to authority granted to and expressly vested in it by the provisions of the Articles of Incorporation of the Corporation.  In accordance with the provisions of Article Third of the Articles of Incorporation of the Corporation filed on November 6, 2010, which created and authorized twenty-five million (25,000,000) shares of preferred stock of the Corporation, par value $.001 per share (the “Preferred Stock”), of which 300,000 shares have been authorized as Series A Convertible Preferred Stock; 300,000 shares have been authorized as Series B Convertible Preferred Stock, and 910,000 shares have been authorized as Series C Convertible Preferred Stock, all of which have been converted into Common Stock, so that all 25,000,000 shares of Preferred Stock have the status of authorized but unissued shares and are available for issuance.  In that regard, the Board of Directors hereby establishes a new series of Preferred Stock, the Series D Preferred Stock, to consist of 400,000 shares, and hereby fixes the powers, designation, preferences, relative, participating, optional and other rights of such series of Series D Preferred Stock, and the qualifications, limitations and restrictions thereof, in addition to those set forth in said Article Third, as follows:

“Series D Preferred Stock.”

1.

Number Authorized and Designation.  Of the 25,000,000 shares of Preferred Stock authorized under Article Third of the Articles of Incorporation of the Corporation, the Corporation shall have the authority to issue 400,000 shares designated as Series D Preferred Stock, $10.00 Face Value, $.001 par value per share (“Series D Preferred Stock”), upon the terms, conditions, rights, preferences and limitations set forth herein.

2.

Rights, Preferences and Limitations.  The relative rights, preferences and limitations of Series D Preferred Stock are as follows:

(a)

Rank.  The Series D Preferred Stock shall rank (i) senior to all of the Common Stock, par value $.001 per share, of the Corporation (“Common Stock”); (ii) senior to any class or series of capital stock of the Corporation currently outstanding or that specifically provides that it ranks junior to any Series D Preferred Stock (collectively, with the Common Stock, “Junior Securities”); and (iii) junior to any class or series of capital stock of the Corporation which specifically provides that it will rank senior in preference or priority to the Series D Preferred Stock (“Senior Securities”); in each case as to distributions of the Corporation’s collateral specifically identified in the Credit Agreement (the “Secured Assets”) upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (all such distributions being referred to as “Distributions”).

(b)

Dividends.  The holders of record of Series D Preferred Stock shall not be entitled to receive any dividends or distributions.

(c)

Conversion.

(i)

Conversion Rights.  The holder of the Series D Preferred Stock (the “Holder”) may convert such shares of Series D Preferred Stock, in whole or in part, at any time after the issuance thereof, or from time-to-time thereafter, only upon the occurrence of one of the following events (in each case a “Monetary Default”): (A) in the event of a monetary default by any “Borrowers” (as defined in the Credit Agreement) under the terms of the Credit Agreement or any other “Loan Documents” (as defined in the Credit Agreement) not cured within an applicable cure period, if any; or (B) in the event of a non-monetary default by any Borrowers under the terms of the Credit Agreement or any other Loan Documents not cured within an applicable cure period, if any, and subsequent acceleration of the Obligations by TCA as a result of such uncured non-monetary default, and upon written notice to the Corporation, and subject to the terms set forth below. Each share of Series D Preferred Stock shall be converted into shares of the Corporation’s authorized but unissued Common Stock (the “Conversion Shares”) calculated by the following formula: (x) the amount of any payment or sums due underlying the Monetary Default; divided by (y) the average closing price of the Common Stock as reported on any national securities exchange on which the Common Stock is so listed or admitted to trade for the ten (10) business days immediately prior to the date a “Conversion Notice” (as hereinafter defined) is provided to the Corporation (the “Conversion Price”).

(ii)

No Fractional Shares.  No fractional shares of Common Stock shall be issued upon the conversion of the Series D Preferred Stock.  If the number of Conversion Shares to be issued to the holders of the Series D Preferred Stock is not a whole number, then the number of the shares shall be rounded up to the nearest whole number.

(iii)

Mechanics of Conversion.  Before the Holder shall be entitled to convert the Series D Preferred Stock, or any portion thereof, into shares of Common Stock: (A) a Monetary Default shall have occurred and be continuing and remain uncured; and (B) the Holder shall provide a conversion notice (the “Conversion Notice”) to the Corporation, which Conversion Notice shall specify the “Cure Amount” (as hereinafter defined), the applicable Conversion Price, the number of Conversion Shares to be issued in connection with such conversion, and the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The calculations and entries set forth in the Conversion Notice shall control in the absence of manifest or mathematical error. To effect conversions of Series D Preferred Stock, the Holder shall not be required to surrender the certificate(s) representing the Series D Preferred Stock to the Corporation unless all of the shares of Series D Preferred Stock represented thereby are so converted, in which case the Holder shall surrender to the Corporation or its transfer agent, the certificate or certificates representing the shares of Series D Preferred Stock to be converted, or if the Holder notifies the Corporation or its transfer agent that such certificate or certificates have been lost, stolen or destroyed, upon the execution and delivery of an agreement reasonably satisfactory to the Corporation in customary form to indemnify the Corporation from any losses incurred by it in connection therewith. Partial conversions hereunder where the certificate(s) representing the shares of Series D Preferred Stock are not surrendered shall have the effect of reducing the number of shares represented by such certificate(s) by the number of shares of Series D Preferred Stock converted in each applicable conversion, as set forth in each Conversion Notice.  The Holder and the Corporation shall maintain records showing the amount of shares of Series D Preferred Stock converted upon each conversion, and the number of shares of Series D Preferred Stock remaining to be converted. The Corporation shall, as soon as practicable after receipt of a Conversion Notice, and in any case within five (5) business days of the Corporation’s receipt of the Conversion Notice (“Share Delivery Date”), issue and deliver at such office to the Holder, or to the nominee or nominees of such Holder, as set forth in the Conversion Notice, a certificate or certificates representing the Conversion Shares to which such Holder shall be entitled as aforesaid; provided that such Holder or nominee(s), as the case may be, shall be deemed to be the owner of record of such Common Stock as of the date that the Conversion Notice is delivered to the Corporation.

(iv)

Failure to Deliver Certificates. If in the case of any Conversion Notice, the certificate or certificates representing the Conversion Shares issuable upon such conversion are not delivered to or as directed by the Holder by the Share Delivery Date, the Holder shall be entitled to elect by written notice to the Corporation at any time on or before its receipt of such certificate or certificates, to rescind such Conversion Notice, in which event the Corporation shall promptly return to the holder any original certificates representing Series D Preferred Stock delivered to the Corporation and the Holder shall promptly return to the Corporation the Common Stock certificates unsuccessfully tendered for conversion to the Corporation, to the extent later received by the Holder.

(v)

Obligation Absolute; Partial Liquidated Damages. The Corporation’s obligation to issue and deliver the Conversion Shares upon conversion of the Series D Preferred Stock, or any portion thereof, in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any person or entity, or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other person or entity of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other person or entity, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares; provided, however, that such delivery shall not operate as a waiver by the Corporation of any such action that the Corporation may have against such Holder.  In the event Holder shall elect to convert the Series D Preferred Stock, or any portion thereof, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series D Preferred Stock by Holder shall have been sought and obtained, and the Corporation posts a surety bond for the benefit of Holder in the amount of 150% of the aggregate value into which such Series D Preferred Stock are to be converted as provided above, which bond shall remain in effect until the completion of litigation or other proceeding of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains final adjudication. In the absence of such injunction, the Corporation shall issue Conversion Shares upon a properly noticed conversion.  If the Corporation fails to deliver to Holder the certificate or certificates representing the Conversion Shares by the Share Delivery Date, the Corporation shall pay to such Holder, in cash, as liquidated damages and not as a penalty, $500.00 per trading day (increasing to $1,000.00 per trading day on the tenth (10th) trading day after such damages begin to accrue) for each trading day after the Share Delivery Date until such certificates are delivered or Holder rescinds such conversion. Nothing herein shall limit Holder’s right to pursue actual damages for the Corporation’s failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief. The exercise of any such rights shall not prohibit Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

(vi)

Issue Taxes. The Corporation shall pay all issue taxes, if any, and all other costs and expenses incurred in respect of the issue of any Conversion Shares on conversion.

(vii)

Valid Issuance.  All shares of Common Stock which may be issued in connection with the conversion provisions set forth herein will, upon issuance by the Corporation, be validly issued, fully paid, and non-assessable, free from preemptive rights and free from all taxes, liens or charges with respect thereto created or imposed by the Corporation.

(viii)

Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series D Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series D Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series D Preferred Stock, the Corporation will call and hold a special meeting of the shareholders within twenty (20) business days of such occurrence, for the sole purpose of increasing the number of shares authorized to an amount sufficient to allow a full conversion by the Holder of the Series D Preferred Stock. The Corporation’s management shall recommend to the shareholders to vote in favor of increasing the number of shares of Common Stock authorized.

(ix)

Make-Whole Adjustments.  As previously stated, the Series D Preferred Stock is being issued to TCA as additional security for the Obligations.  In this regard, it is the intention of the Corporation and the Holder that upon the occurrence and during the continuance of a Monetary Default, the Holder shall, subject to the terms of the “Series D Lock Up Agreement” (as hereinafter defined), sell the shares of Common Stock received upon such conversion, and such sale, and the net proceeds realized therefrom, shall be sufficient to allow the Holder to realize net proceeds thereof (net of all commissions and other selling expenses related thereto) equal to the amount of the payment or other sums due and payable and arising from the Monetary Default, as applicable (the “Cure Amount”).  In this regard, if, upon liquidation by the Holder of Conversion Shares issued pursuant to a Conversion Notice, the Holder realizes a net amount (net of all commissions and other selling expenses related thereto) from such liquidation (such net realized amount, the “Realized Amount”) that is less than the Cure Amount specified in the relevant Conversion Notice for the applicable Monetary Default, then the deficiency (the “Deficiency”), as evidenced by a reconciliation statement from the Holder (a “Sale Reconciliation”) showing the Realized Amount from the sale of the Conversion Shares, shall become due and payable with the next scheduled monthly payment, if there is a next scheduled monthly payment due.  If there is no next scheduled monthly payment due, or if there is a Monetary Default again on such next scheduled monthly payment, then any such Deficiency shall be remedied by having the applicable and issued Conversion Notice relating to such Monetary Default deemed automatically revised to require (and the terms of the Series D Preferred Stock shall be deemed to require) the Corporation to issue to the Holder additional shares of Common Stock equal to: (A) the Deficiency; divided by (B) the average closing price of the Common Stock during the five (5) business days immediately prior to the date upon which the Holder delivers notice (the “Make-Whole Notice”) to the Corporation that such additional shares are required to be issued hereunder (such number of additional shares to be issued, the “Make-Whole Shares”).  Upon receiving the Make-Whole Notice and Sale Reconciliation evidencing the number of Make-Whole Shares required, the Corporation shall instruct its transfer agent to issue certificates representing the Make-Whole Shares, which Make-Whole Shares shall be issued and delivered in the same manner and within the same time frames as set forth in Section 2(c)(iii) above.  Subsections 2(c)(iv), 2(c)(v), 2(c)(vi) and 2(c)(vii) above shall be applicable to the issuance of the Make-Whole Shares.  The Make-Whole Shares, when issued, shall be deemed to be validly issued, fully paid, and non-assessable shares of the Corporation’s Common Stock.  Following the sale of the Make-Whole Shares by the Holder: (i) in the event that the Holder receives net proceeds from such sale which, when added to the Realized Amount from the prior relevant Conversion Notice, is less than the Cure Amount specified in the relevant Conversion Notice, the Holder shall deliver an additional Make-Whole Notice to the Corporation following the procedures provided previously in this paragraph, and such procedures and the delivery of Make-Whole Notices and Make-Whole Shares shall continue until the Cure Amount has been fully satisfied; (ii) in the event that the Holder received net proceeds from the sale of Make-Whole Shares in excess of the Cure Amount specified in the relevant Conversion Notice, such excess amount shall be applied to the next scheduled monthly payment, or if there is no next scheduled monthly payment, then to satisfy any and all other Obligations in accordance with the Credit Agreement and other Loan Documents.

(x)

Cure of Default.  Once the Holder receives net proceeds (either from the sale of Conversion Shares or additional Make-Whole Shares) equal to the Cure Amount, the applicable Monetary Default shall be deemed cured. In addition, the Holder hereby agrees that once all Obligations under the Credit Agreement and all other Loan Documents shall have been indefeasibly paid and satisfied in full, any shares of Series D Preferred Stock, or any shares of Common Stock received by the Holder from conversions thereof and not yet sold, shall be returned to the Corporation.

(xi)

Lock Up Agreement.  Notwithstanding anything contained in this Certificate of Designations to the contrary, shares of Common Stock received by the Holder upon conversion rights hereunder shall at all times be subject to the terms and provisions of the Lock Up/Leak Out Agreement between the Corporation and TCA entered into with respect to the Series D Preferred Stock (the “Series D Lock Up Agreement”).

(d)

Voting Rights.  Except as provided by law or by the other provisions of this Certificate of Designation, the holders of shares of Series D Preferred Stock shall not be entitled to vote on any matter, except as expressly required by the NRS, or unless the Series D Preferred Stock has been converted, in which case the Holder shall be entitled to vote the shares of Common Stock it received in conversion thereof, in the same manner as other holders of Common Stock.  In the event the Holder of Series D Preferred Stock is entitled to vote, the Holder shall be entitled to vote on an as converted basis solely in the event of a Monetary Default, together with the holders of Common Stock.

(i)

The Corporation shall not amend, alter, change or repeal the preferences, privileges, special rights or other powers of the Series D Preferred Stock so as to adversely affect the Series D Preferred Stock, without the written consent or affirmative vote of the Holders of at least a two-thirds (66 2/3%) interest of the then outstanding aggregate number of shares of such affected Series D Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

(ii)

So long as shares of Series D Preferred Stock are outstanding and any Obligations remain outstanding under the Credit Agreement and other Loan Documents, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of TCA: (i) dissolve the Corporation or effectuate a liquidation; (ii) alter, amend, or repeal the Certificate of Incorporation of the Corporation; (iii) agree to any provision in any agreement that would impose any restriction on the Corporation’s ability to honor the exercise of any rights of the Holders of the Series D Preferred Stock; or (iv) do any act or thing not authorized or contemplated by this Certificate which would result in taxation of the Holders of shares of the Series D Preferred Stock under Section 305 of the Internal Revenue Code of 1986, as amended (or any comparable provision of the Internal Revenue Code as hereafter from time to time amended).

(iii)

In the event that TCA agrees to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series D Preferred Stock pursuant to the terms hereof, then the Corporation will deliver written notice of such approved change to the holders of the Series D Preferred Stock that did not agree to such alterations or change (the “Dissenting Holders”) and the Dissenting Holders shall have the right for a period of thirty (30) days following such delivery to convert their Series D Preferred Stock pursuant to the terms hereof as such terms existed prior to such alteration or change, or to continue to hold such Series D Preferred Stock as so modified.  No such change shall be effective to the extent that, by its terms, such change applies to less than all of the shares of Series D Preferred Stock then outstanding.

(e)

Preemptive Rights.  Holders of Series D Preferred Stock, including, but not limited to, TCA, shall have no preemptive rights.

(f)

Liquidation Rights.  Subject to the terms of the Credit Agreement, upon liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, TCA shall be entitled to receive, in preference to any distributions or liquidation of any of the Secured Assets to the holders of Senior Securities and the Junior Securities, including, without limitation, the Common Stock, an amount in cash or property arising from the Secured Assets equal to the amount of the outstanding Obligations owed by the Borrowers pursuant to the terms of the Credit Agreement and other Loan Documents.  Notwithstanding anything to contrary in this paragraph, TCA shall have no rights to any other assets of the Corporation upon a liquidation, dissolution, or winding up of the Corporation, other than the “Collateral” (as defined in the Credit Agreement).

(g)

Reservation of Shares; Compliance.  The Corporation shall at all times reserve out of its authorized but unissued shares of Common Stock such number of shares of Common Stock as shall from time to time be sufficient to permit the conversion of all of the Series D Preferred Stock necessary to repay the outstanding debt of the Corporation under the Credit Agreement, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding Series D Preferred Stock, the Corporation shall immediately take any and all such action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.   The Corporation shall comply with all federal and state laws, rules and regulations and applicable rules and regulations of the exchange on which shares of the Common Stock are then listed.  If any shares of Common Stock to be reserved for the purpose of conversion of shares of Series D Preferred Stock require registration with or approval of any person under any federal or state law or the rules and regulations of the exchange on which shares of the Common Stock are then listed before such shares may be validly issued or delivered upon conversion, then the Corporation will, as expeditiously as possible, use its reasonable best efforts to secure such registration or approval, as the case may be.  So long as any shares of Common Stock into which the shares of Series D Preferred Stock are then convertible is then listed on an exchange, the Corporation will list and keep listed on such exchange, upon official notice of issuance, all shares of such Common Stock issuable upon conversion.  Notwithstanding the foregoing, under no circumstances shall the Corporation effect a conversion of Series D Preferred Stock into Common Stock or issue Common Stock as payment of the Obligations under the Credit Agreement, (i) in the aggregate equal to twenty percent (20%) or more of the Common Stock or voting power outstanding prior to the initial issuance of the Series D Preferred Stock without first obtaining stockholder approval; or (ii) in excess of any of the restrictions contained in the Series D Lock Up Agreement.

(h)

Rights Upon Conversion.  Subject to the make-whole rights set forth above, all Series D Preferred Stock which shall have been converted into shares of Common Stock as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Series D Preferred Stock, including the rights, if any, to receive notices and to vote, shall forthwith cease and terminate, except only the right of the holder thereof to receive shares of Common Stock in exchange therefore and payment of any accrued and unpaid dividends thereon.

(i)

Cumulative Remedies.  Nothing contained in this Certificate of designations shall prohibit, prevent, or otherwise preclude TCA from enforcing the Loan documents and its rights and remedies thereunder, through any and all other rights and remedies available to TCA under the Credit Agreement and all other Loan Documents, it being acknowledged by the Corporation that the rights to convert the Series D Preferred Stock and to sell shares of Common Stock upon a Monetary Default are in addition to all other rights and remedies available to TCA under the Credit Agreement and other Loan Documents.

(j)

Miscellaneous.

(i)

Transfer of Preferred Shares.  Except as expressly permitted under the Credit Agreement and other Loan Documents, a Holder shall not permitted to sell, transfer, assign, pledge or otherwise dispose of all or any portion of the Series D Preferred Stock to any person or entity; provided, the Holder may sell any Common Stock issuable upon a conversion of the Series D Preferred Stock so long as such transaction is the subject of an effective registration statement under the Securities Act or is exempt from registration thereunder.  Upon any permitted sale, transfer or assignment, the Corporation shall, promptly following the return of the certificate or certificates representing the Preferred Stock that is the subject of such sale or transfer, issue and deliver to such transferee a new certificate in the name of such transferee.

(ii)

Notices.  Any notice, demand or request required or permitted to be given by the Corporation or a Holder shall be in writing and shall be addressed and deemed delivered in accordance with the notice provisions of the Credit Agreement.

(iii)

Remedies.   The remedies provided to a Holder in this Certificate shall be cumulative and in addition to all other remedies available to such Holder under this Certificate, at law, or in equity (including without limitation a decree of specific performance and/or other injunctive relief).  No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy and nothing contained herein shall limit such Holder’s right to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate.  Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder hereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof).  The Corporation acknowledges that a material breach by it of its obligations hereunder may cause irreparable harm to the Holders and that the remedy at law for any such breach may be inadequate.  The Corporation agrees, in the event of any such breach or threatened breach, each Holder shall be entitled, in addition to all other available remedies, to seek an injunction retraining any breach, without the necessity of showing economic loss and without any bond or other security or indemnity being required.

(iv)

Failure of Delay not Waiver.  No failure or delay on the part of a Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude any other or further exercise thereof or of any other right, power or privilege.

(v)

Redemption.

The Series D Preferred Stock shall be redeemed for no further consideration upon the termination of the Credit Agreement and the indefeasible repayment by the Corporation of any and all Obligations thereunder and under all other Loan Documents.

(vi)

Amendment.  Any provision in this Certificate of Designation (including, but not limited to, any notice requirements) may be waived, in whole or in part, amended or otherwise modified by the prior vote or written consent of holders representing at least 66-2/3% of the then-outstanding shares of Series D Preferred Stock, voting together as a separate class.

The Certificate of Designation herein certified has been duly adopted in accordance with the provisions of NRS 78.1955 of the State of Nevada.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series D Preferred Stock to be duly executed by its Chief Executive Officer and attested to by its Secretary this 18th day of February, 2015.

/s/ Johnny R. Thomas

Johnny R. Thomas, Chief Executive Officer

/s/ John C. Francis

John C. Francis, Secretary